82-1544

Amer Sports Corporation

06011905

E RELEASE 1(2)
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SUPPL

AMER SPORTS CORPORATION: SUMMONS TO THE COMPANY'S ANNUAL GENERAL MEETING

At Amer Sports Corporation's Annual General Meeting held earlier today, the following resolutions were approved:

The Annual General Meeting approved the profit and loss account and the balance sheet, as well as the consolidated profit and loss account and the consolidated balance sheet of Amer Sports Corporation. The AGM granted the members of the Board of Directors and the Company's President discharge from liability for the financial year 2005.

The AGM resolved to distribute a dividend of EUR 0.50 per share in respect of the 2005 financial year. The record date is March 20, 2006, and the dividend will be paid on March 27, 2006.

According to the Nominations Committee's proposal the number of Board members was confirmed to be six (6) and that Ilkka Brotherus, Felix Björklund, Tuomo Lähdesmäki, Timo Maasilta, Anssi Vanjoki and Roger Talermo (President and CEO) be re-elected as members of the Board of Directors until the end of the 2007 AGM.

In its first meeting immediately following the Annual General Meeting, the Board of Directors elected Anssi Vanjoki as Chairman and Ilkka Brotherus as Vice Chairman. Anssi Vanjoki (Chairman of the Committee), Felix Björklund and Tuomo Lähdesmäki were elected as members of the Remuneration Committee. Ilkka Brotherus (Chairman of the Committee), Timo Maasilta and Felix Björklund were elected as members of the Nomination Committee. Tuomo Lähdesmäki (Chairman of the Committee), Ilkka Brotherus and Timo Maasilta were elected as members of the Audit Committee.

The Authorised Public Accountants PricewaterhouseCoopers Oy was elected to act as an auditor of the Company. The auditor in charge of the audit is Mr Göran Lindell, Authorised Public Accountant.

REMUNERATION OF MEMBERS OF THE BOARD OF DIRECTORS

The annual remuneration paid to the members of the Board was approved as follows: Chairman EUR 50,000, Vice Chairman EUR 40,000 and other members EUR 30,000. 40% of the annual remuneration is being paid in the form of the Company's shares and 60% in cash. A member of the Board is not allowed to sell or transfer any of these shares to any third party during the term of their respective Board membership. However, this limitation is only valid for five years after the acquisition of the shares at the most. The President of the Company does not receive any additional remuneration in respect of his Board membership.

FOR ADDITIONAL INFORMATION, CONTACT:
Mr Roger Talermo, President & CEO, tel. +358 9 7257 8210
Mr Pekka Paalanne, Senior Vice President & CFO, tel. +358 9 7257 8212

AMER SPORTS CORPORATION
Communications

Ms Maarit Mikkonen
Communications Manager
Tel. +358 9 7257 8306, e-mail: maarit.mikkonen@amersports.com

DISTRIBUTION:

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Helsinki Stock Exchange
Major media
www.amersports.com

AMER SPORTS CORPORATION
Amer Sports (www.amersports.com) is the world's leading sports equipment company with internationally recognized brands including Wilson, Atomic, Suunto, Precor, Salomon, and Mavic. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets.